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                                                                Exhibit (a)(119)

The following text contains excerpts from the PeopleSoft, Inc. third quarter 2004 earnings conference call held on October 21, 2004. Certain portions of the transcript that do not relate to Oracle's tender offer have been omitted.
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[Text Omitted]

Dave Duffield  - PEOPLESOFT, INC. - CHAIRMAN & CEO

Thanks, Bob. And let me first apologize for my laryngitis. Let me start by saying how great it is to be back full-time at PeopleSoft and back in Pleasanton. Although I have to say it's been amusing to listen to what people think I'm gonna do. Some people speculated that I'm here to sell the Company to Oracle. Others are guessing I'm here to block a sale. Both are wrong. I am here to make sure that our Company achieves its full potential, something that absolutely enhances value to our shareholders.

[Text Omitted]

Kevin Parker  - PEOPLESOFT, INC. - CO-PRESIDENT & CFO

Before we begin our discussion of expenses, I want to remind everyone on the call that beginning in Q2, we have been excluding the Oracle-related costs from our pro forma operating expenses and pro forma income statistics. In Q3, these costs were $8.5 million, in total approximately $81 million since this process began. Our pro forma operating expenses also exclude restructuring charges, executive separation charges, asset impairment charges, and those charges related to purchase accounting adjustments and other charges arising from the acquisition of J.D. Edwards. A reconciliation of pro forma to GAAP results is available on our website at peoplesoft.com.

[Text Omitted]

Turning to the customer assurance program, as of September 30th, the maximum potential liability associated with our customer assurance program increased by a net amount of about $400 million to approximately $2.4 billion. As you are aware, we've just completed the trial in Delaware, which Oracle asked the Chancery Court to invalidate PeopleSoft's shareholder's right plan and the customer assurance plan. We believe we presented a strong case to the Court with compelling evidence that both the rights plan and the CAP are indispensable to our efforts to maintain and enhance shareholder value.

At the conclusion of the testimony, the Vice Chancellor made a number of important statements. First, he recognized that all CAP provisions in contracts that have been signed to date and

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continue to be signed in -- and that continued to be signed in advance of a court decision will be valid. Consequently, customers who have signed and continue to sign license contracts can rely on the protections of the CAP. Second, he acknowledged that the current version of the CAP addresses the objections that were raised by Oracle. While the Chancery Court has not rendered a decision, these comments are encouraging. Now that the testimony is complete, we anticipate that Vice Chancellor Strine will rule in due course.

We continue to believe that the CAP program is a proper legal tool to protect our business and our shareholders' investments. CAP has been very successful in helping us realize license revenue for the past 16 months. Details concerning the CAP are disclosed to the footnotes to our financial statements filed with the SEC and of course, there's no impact on our financial statements.

[Text Omitted]

With that, I'd like to turn the call over to Phil.

Phil Wilmington  - PEOPLESOFT, INC. - CO-PRESIDENT

[Text Omitted]

I'd like to spend my time giving you my perspective on how we outperformed our primary competitors, despite difficult external circumstances we faced during the quarter. There are 3 main reasons why we were able to post such a strong and balanced quarter: First, we continue to have extraordinarily loyal customer base, they have continued to show confidence in PeopleSoft over the last 16 months; second, our sales force is stable and focused. The integration of the sales teams has gone extremely well and that's paying off in sales results; third, winning in the marketplace all comes down to who offers the better product, and I believe that PeopleSoft continues to offer the best in the industry.

So, let me elaborate on all 3 of those points. First, loyal customers. The last 16 months have not only tested the resolve of the Company, but also caused our customers to make some tough decisions concerning their ERP vendors. I can tell you that our performance this quarter was nothing short of impressive, and it's due primarily to the support and loyalty of our almost 13,000 customers who have decided that their businesses are best run on our products. One only needs to look at the metrics Kevin touched on previously to realize that our integrated approach and high levels of customer service are paying large dividends.

[Text Omitted]

Throughout the quarter, our sales force did an amazing job against the competition. Our Q3 license revenue was more than double the size of Oracle's application business in their most recent quarter. Let me tell you about a few trends that I am seeing as I meet with customers and

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prospects around the world. First, we're seeing that there are more predictable spending patterns. Customers are following through on budgeted evaluations and not cancelling them. We're not seeing large increases in spending, but I believe that there is less quarter-to-quarter volatility than before, and I believe that's a positive sign.

And finally, in today's environment, there's a focus on the best product, and that helps PeopleSoft. No matter how volatile the sales environment -- and believe me, we've seen a lot of volatility in a sales environment in the last 16 months -- it still comes down to one simple truth: These buying decisions impact the customers' business for many years. So, customers want the best possible product. Period. And that's something we delivered again in Q3.

[Text Omitted]

We've got great products today, and we're regularly beating SAP and Oracle in head-to-head competition. Our results evidence that fact.

[Text Omitted]

Thanks for your time today and I would now like to turn the call back over to Kevin.

Kevin Parker  - PEOPLESOFT, INC. - CO-PRESIDENT & CFO

Thanks, Phil. As we look into Q4, a few things are very clear: First, we remain a very viable and profitable company; second, we continue to see success in leveraging our acquisition of J.D. Edwards as our integration plan remains on track; third, our Q4 pipeline is healthy across the world and our business plan is yielding operational success. While these are positive trends, we still feel our business will continue to be effective [sic] by the Oracle hostile bid. Given all the environmental issues surrounding -- predicting future results can be challenging.

[Text Omitted]

With that, Phil and I would like to open the call up to questions. Operator?

[Text Omitted]

Kevin Parker  - PEOPLESOFT, INC. - CO-PRESIDENT & CFO

With regard to the, the forecast for the fourth quarter, the outlook, excuse me, the guidance for the fourth quarter, I think we're trying to be as thoughtful as we can about that. Obviously, the environment is still very challenging, and I'm not talking about the sales environment or our competitive environment, but the overall environment created by the hostile tender offer.

Tom Ernst  - DEUTSCHE BANK - ANALYST

Yes, good afternoon. Thank you. Dave, I think investors greatly welcome your goal of achieving full potential. My question to you is I assume that means you're open to negotiating with Oracle? And then a follow-up to that is: What can you do beyond execution to improve a negotiating position relative to Oracle to get them to raise price?

Kevin Parker  - PEOPLESOFT, INC. - CO-PRESIDENT & CFO

Tom, Kevin here. Dave's not here, so Phil and I are here to answer the questions and we've really been focused on the operations of the Company, and we are really focused as a management team at driving top-line growth, focusing on our operational excellence and driving shareholder value and using our leading position in technology and vision with regard to technology to do that as well.

Tom Ernst  - DEUTSCHE BANK - ANALYST

Okay. But to the first point of the question though, I assume that this, the new positioning here of achieve full potential also includes a willingness to talk?
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Kevin Parker  - PEOPLESOFT, INC. - CO-PRESIDENT & CFO

Well, Tom, it's really a decision for the transaction committee of independent directors of the Board. They are the folks that are really in charge of that part of the process. The management team here is really focused on our role in this, and that's using the Company's resources and our intellectual capabilities and our focus to drive shareholder value using those available resources. But it's really the transaction committee of the Board of Directors that is responsible and will make the decision with regard to any discussion with anybody as part of the process.

[Text Omitted]

Neil Herman  - LEHMAN BROTHERS - ANALYST

Yeah, thank you. 2 questions. The first, I was wondering if you could give us your observations on the recent trial and your view in terms of how it is affected PeopleSoft's negotiation position should it come to that for the Board. And then secondly, if you look at your sales and marketing expenses as a percentage of license revenue, I think fairly consistently it's been running above your license revenue, and I'm wondering if there's room to take that down to improve your operating margins and your earnings and is that something you guys have seriously considered?

Kevin Parker  - PEOPLESOFT, INC. - CO-PRESIDENT & CFO

Neil, with regard to the first question, I'm not gonna add a comment as to what the negotiating position is vis-a-vis Oracle. As I said, it's really the responsibility of the transaction committee of independent directors of the Board. That is their responsibility and not mine as a member of the management team to handicap one way or another.

[Text Omitted]